UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 2026

Commission File Number: 001-43208

The Metals Royalty Company Inc.

1900 Dome Tower

333 7th Ave SW

Calgary, AB, T2P 2Z1

British Columbia, Canada

(403) 984-1941

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Royalty Purchase Agreement

On May 6, 2026, the Company and its indirect wholly-owned subsidiary, TMCR USA Operations Inc., entered into a royalty purchase agreement (the “Royalty Purchase Agreement”) with Ironclad Royalties, LLC (“Ironclad”) and Mesabi Investments (USA) LLC pursuant to which the Company and TMCR USA Operations Inc. agreed that TMCR USA Operations Inc. will purchase (the “Transaction”) a portion of Ironclad’s interest in an index-priced gross production revenue royalty with a revenue floor (the “Purchased Royalty”), with an option to purchase an additional royalty interest (the “Additional Purchased Royalty”) on Mesabi Metallics Company LLC’s iron ore project in Nashwauk, Minnesota (the “Property”).

The Purchased Royalty is payable on a quarterly basis in an amount equal to one percent (1.00% of 8/8ths) (in an amount not lower than at least $1.50 per metric ton (“MT”)) (the “Base Royalty Rate”) of the gross revenue from the annual produced amount of DR Grade Iron Ore Pellets from the Property, in a volume amount of up to but not exceeding 8.5 metric tons per annum (“MTPA”), for any calendar year (for each such year, the “Base Royalty Annual Volume” and the total volumes cumulatively for all Base Royalties, the “Total Base Royalty Volumes”), until the occurrence of the Step Down Date (as defined below).

Upon the date in which the annual production of DR Grade Iron Ore Pellets from the Property is greater than a volume amount of 8.5 MTPA in any such calendar year (the “Overage Amount”, and such greater amount in that calendar year, the “Overage Amount Produced”), the gross revenue royalty payable on a quarterly basis, on only the gross revenue from the Overage Amount Produced for such calendar year, shall be in the amount of one quarter of one-percent (0.25% of 8/8ths) (or not less than $0.375 per MT of such Overage Amount Produced), until the occurrence of the Step Down Date.

On the date that the Total Base Royalty Volumes equal 170 million MT (the “Step Down Date”), and for all production thereafter, the Base Royalty Rate shall be reduced to an amount equal to one quarter of one percent (0.25% of 8/8ths) (or at least $0.375 per MT) of gross revenue and once the 8.5 MPTA is produced for that Calendar Year, the Overage Royalty Rate shall be reduced in an amount equal to one sixteenth of one-percent (0.0625%) (or not less than $0.09375 per MT of such Overage Amount Produced) of gross revenue.

The aggregate purchase price for the Purchased Royalty is $132,500,000, consisting of (i) a cash payment of $125,000,000 (the “Cash Consideration”) and (ii) the issuance of common shares of the Company with an aggregate value of $7,500,000, to be issued in a private placement pursuant to Section 4(a)(2) of the Securities Act (as defined below). At the signing of the Royalty Purchase Agreement, the Company paid a $15,000,000 deposit (the “Deposit”) as advance payment against the Cash Consideration , which is not refundable upon the termination of the Royalty Purchase Agreement unless certain deposit refund conditions relating to exclusivity and title are met.

The Company was also granted an option to purchase the Additional Purchased Royalty, which is an additional one percent (1.00% of 8/8ths) gross revenue royalty from the annual produced amount of DR Grade Iron Ore Pellets in a volume of up to but not to exceed 8.5 MTPA in any calendar year (in an amount not lower than at least $1.50 per MT) (the “Option Base Rate”) from the Property from the retained royalty on the Property that is not the Purchased Royalty after the closing date of the Agreement.

Upon the date on which the Overage Amount has been produced, then the gross revenue royalty payable on a quarter basis shall be in a royalty amount of 0.25% (of 8/8ths) on the gross revenue on production exceeding 8.5 MTPA in any calendar year (or not less than $0.375 per MT of such Over Amount Produced) (the “Option Overage Rate”), until the occurrence of the Step Down Date.

On the Step Down Date, and for all production thereafter: (A) then the Option Base Rate shall be reduced to 0.25% (of 8/8ths) (or at least $0.375 per MT); and (B) the Option Overage Rate shall be reduced to 0.0625% (of 8/8ths) (or not less than $0.09375 per MT of such Overage Amount Produced).

The option to purchase the Additional Purchased Royalty terminates on the closing date of the Agreement. Following closing of the Purchased Royalty portion of the Transaction, the option if exercised if have an obligation on the Company to close the Additional Purchased Royalty portion of the Transaction within 45 days. On exercise of the option and post - closing of the Purchased Royalty portion of the Transaction , the Company will be deemed to have paid the Deposit as advance payment against the Option Cash Consideration (as defined below).The aggregate purchase price for the Additional Purchased Royalty is $132,500,000, consisting of (i) a cash payment of $125,000,000 (the “Option Cash Consideration”), less the Deposit, resulting in a net cash payment of $110,000,000 and (ii) the issuance of common shares of the Company with an aggregate value of $7,500,000, pursuant to a supplemental subscription agreement on terms substantially similar to the Subscription Agreement (as defined below).

The closing of the Purchased Royalty portion of the Transaction is conditional on certain conditions precedent occurring prior to May 31, 2026 (subject to extension if regulatory approvals and third party consents are not obtained), including, among others (i) completion of an equity financing by the Company to fund the Cash Consideration, (ii) completion of technical reports prepared in accordance with Regulation SK-1300, (iii) delivery of customary title opinions, (iv) receipt of applicable third party consents and (v) other customary closing conditions.

The Royalty Purchase Agreement contains customary representations and warranties from the Company and Ironclad and also contains customary covenants, including, among others, to perform each party’s obligations under the agreement, to seek all necessary consents and regulatory approvals and to not engage in certain kinds of transactions or take certain actions unless consented to in writing by the other party, in each case subject to customary exceptions as applicable.

Pursuant to the Royalty Purchase Agreement, the Company was also granted certain rights of first offer in respect of the portion of the existing royalty not purchased by the Company and retained by Ironclad.

On closing of the Purchased Royalty portion of the Transaction, Ironclad will enter into a conveyance of royalty interests (the “Conveyance”) with TMCR USA Operations Inc. in respect of the Purchased Royalty. The Conveyance provides that the Purchased Royalty is an interest in real property and that the covenants and obligations under the Conveyance are covenants that run with the land as to the Purchased Royalty. Subject to certain terms and conditions, the Conveyance provides that the Purchased Royalty is transferable by TMCR USA Operations Inc. except to certain categories of ineligible transferees.

Private Placement

On May 6, 2026, the Company entered into subscription agreements (the “Subscription Agreements”) with certain institutional and accredited investors (the “Investors”) in connection with a private placement of its common shares (the “Private Placement”). Pursuant to the Subscription Agreements, the Company agreed to offer and sell in the Private Placement to the Purchasers 6,004,330 common shares, without par value (the “Common Shares”), at a purchase price of $13.00 per Common Share.

The Subscription Agreements contain customary representations, warranties and agreements by the Company and the Purchasers. Closing of the Private Placement is conditional upon satisfaction of the closing conditions of the Purchased Royalty portion of the Transaction, which is expected to close on or before May 31, 2026. The gross proceeds to the Company from the Private Placement will be approximately $78 million, before deducting placement agent fees and offering expenses. The Company intends to use the net proceeds from the Private Placement to fund the Cash Consideration and for general corporate purposes.

The Common Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”). The Common Shares were offered and sold without registration under the Securities Act in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder for U.S. persons that purchased Common Shares in the Private Placement, and in reliance on Regulation S of the Securities Act for non-U.S. persons that purchased Common Shares in the Private Placement.

Pursuant to the Subscription Agreements, the Company has agreed to file a registration statement on Form F-1 (or other appropriate form) to register for resale of the Common Shares as soon as practicable (and in any event with 5 business days of the closing of the Private Placement) (the “Resale Registration Statement”). Pursuant to the subscription agreement entered into with Ironclad in connection with the Royalty Purchase Agreement, the common shares issued as Royalty Share Consideration are entitled to piggyback registration rights and may be included in the Resale Registration Statement. The Company agreed to use its commercially reasonable efforts to cause the Resale Registration Statement to become effective as soon as practicable after filing, but no later than the earlier of (i) the 40th calendar day (or 70th calendar day if the SEC notifies the Company that it will “review” the Resale Registration Statement) following closing of the Private Placement and (ii) the 5th business day after the Company is notified by the SEC that the Resale Registration Statement will not be “reviewed” or subject to further review.

Copies of the Royalty Purchase Agreement (including the form of Conveyance) and the form of Subscription Agreement are attached hereto as Exhibits 99.1 and, 99.2, respectively, and are incorporated herein by reference. The forgoing summaries of the terms of the Royalty Purchase Agreement and the form of Subscription Agreement are subject to, and qualified in their entirety by, such documents.

Credit Facility Term Sheet

On May 5, 2026, the Company entered into a term sheet (the "Credit Facility Term Sheet") with a direct lender (the “Lender” pursuant to which the Lender proposes to provide to the Company and its existing and future subsidiaries (collectively, the “Borrower”) a senior secured term loan in an aggregate principal amount of up to $51,813,472 (the “Term Loan”), reflecting an original issue discount of 3.50% and resulting in net cash proceeds of up to $50,000,000 (the “Credit Facility”). The Lender retains the right to proportionally scale the principal amount of the Term Loan, and the corresponding net cash proceeds, in connection with any adjustment to the total consideration payable by the Company for the Transaction, such that the final size of the Term Loan would reflect the actual size of the completed Transaction. The proceeds of the Term Loan are intended to be applied to fund a portion of the Cash Consideration for the Transaction and for general working capital purposes.

The Credit Facility Term Sheet contemplates that the Term Loan will be advanced pursuant to a single drawdown on the funding date (the “Funding Date”) on a non-revolving basis, and will mature 36 months following the Funding Date. The Term Loan will bear interest at a rate of 9.00% per annum, calculated on the outstanding principal amount and payable monthly in cash, and will be secured by a first-priority security interest over substantially all assets of the Borrower and a first-priority pledge of the equity interests of the Company’s direct and indirect subsidiaries, in each case subject to customary exceptions and exclusions to be agreed.

Commencing on the date that is twelve months following the Funding Date, and on each six-month anniversary thereafter for so long as any portion of the Term Loan remains outstanding, the interest rate applicable to the Term Loan will automatically increase by 2.00% per annum on a cumulative basis.

Commencing in the thirteenth month following the Funding Date, the Borrower will be required to make scheduled monthly principal payments in an amount equal to one-twelfth of fifteen percent (15.00%) of the original principal amount of the Term Loan, payable in cash together with the corresponding monthly interest payment. In addition, the Borrower will be required to apply, towards mandatory prepayment of the Term Loan, (i) seventy-five percent (75%) of the net cash proceeds received by the Borrower or any of its subsidiaries from any issuance of equity securities or incurrence of indebtedness for borrowed money not otherwise permitted under the definitive documentation, where such net cash proceeds are equal to or less than $25,000,000, or (ii) fifty percent (50%) of such net cash proceeds, where such net cash proceeds exceed $25,000,000, subject to customary exceptions for, among other things, equity issuances in connection with the Transaction and ordinary course employee equity compensation issuances.

Any voluntary or mandatory prepayment of the Term Loan (other than scheduled amortization payments), as well as any repayment following acceleration upon an event of default, will be subject to (a) a make-whole premium designed to ensure that the Lender receives a minimum multiple on invested capital of 1.15x if such repayment occurs on or prior to the twelve-month anniversary of the Funding Date, or 1.30x if such repayment occurs after such date but on or prior to the twentieth-month anniversary of the Funding Date, and (b) thereafter, a call premium initially equal to 105% of the principal amount being repaid, increasing by 1.00% on each three-month anniversary commencing on the twenty-third-month anniversary of the Funding Date.

The Credit Facility Term Sheet contemplates customary affirmative and negative covenants for a financing of this type, including, among other things, restrictions on asset dispositions, distributions, the incurrence of indebtedness and capital expenditures, in each case subject to customary baskets, qualifications and exceptions to be agreed. The Borrower will be required to maintain a minimum balance of unrestricted cash and cash equivalents of $5,000,000 at all times, increasing to $15,000,000 from and after the twenty-four-month anniversary of the Funding Date until the Term Loan has been repaid in full. The Lender has also been granted a right of first offer to provide any additional indebtedness incurred by the Borrower prior to the maturity of the Term Loan, on terms to be mutually agreed.

In connection with the execution of the Credit Facility Term Sheet, the Borrower has agreed to a 45-day exclusivity period (subject to a single 15-day extension at the Lender's reasonable election) during which the Borrower may not solicit, initiate, encourage, or participate in discussions regarding any competing senior debt financing proposal in respect of the Transaction, and has agreed to provide a $250,000 due diligence deposit, refundable net of the Lender's reasonable and documented out-of-pocket due diligence expenses. Other than the exclusivity, expense reimbursement, deposit and confidentiality provisions described therein, the Credit Facility Term Sheet is non-binding and does not constitute a contractual commitment of either party to consummate the Credit Facility. The funding of the Term Loan remains subject to a number of conditions, including the satisfactory completion of the Lender's legal, financial, tax and technical due diligence, the negotiation and execution of definitive loan documentation, the receipt of all necessary corporate and regulatory approvals, and other customary conditions precedent. There can be no assurance that the Credit Facility will be entered into on the terms set forth in the Credit Facility Term Sheet, or at all.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing the Company’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the completion of Transaction, completion of the private placement, the negotiation and execution of definitive documentation in respect of, and the funding of, the Credit Facility, the satisfaction of customary closing conditions related thereto, the intended use of proceeds from the private placement and the Credit Facility, the anticipated size, pricing, interest rate, amortization, prepayment and other terms of the Credit Facility, and the Company’s future expectations, plans and prospects. Such statements are based on the Company’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties related to: closing the Transaction, the Private Placement and the Credit Facility; the Company's ability to negotiate and execute definitive documentation in respect of the Credit Facility on the terms set forth in the Credit Facility Term Sheet, or at all; the satisfaction of the conditions precedent to the funding of the Term Loan, including the satisfactory completion of the Lender's legal, financial, tax and technical due diligence; the Lender's right to scale the principal amount of the Term Loan in connection with any adjustment to the consideration payable for the Transaction; the Company's ability to comply with the affirmative and negative covenants under the Credit Facility, including the minimum cash balance covenant and restrictions on indebtedness, distributions, asset dispositions and capital expenditures; the impact of the Credit Facility's interest rate, including the automatic step-up provisions, on the Company's cost of capital and financial condition; the application of mandatory prepayment requirements to the net cash proceeds of future equity or debt issuances by the Company; the impact of the make-whole, minimum multiple on invested capital and call premium provisions on the Company's ability to refinance or repay the Term Loan; the risk of an event of default and acceleration of the Term Loan, and the consequences thereof, including the Lender's exercise of remedies under its first-priority security interest, the permitting, production, timing and mineral content of TMC’s NORI deposit; the economic potential and timing of production at the Mesabi Project; the Company’s limited operating history and the risks associated with new business development; the Company’s potential inability to acquire additional royalty, stream or similar interests, or to achieve profitability and positive cash flow; the Company being dependent on favorable government policy for offshore mineral development; market conditions; competitive dynamics; regulatory changes. These and other risks and uncertainties are described more fully in the Company’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. Investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this Report of Foreign Private Issuer on Form 6-K.

TABLE OF CONTENTS

Description
Exhibit No. 99.1	Royalty Purchase Agreement

Exhibit No. 99.2	Form of Subscription Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Metals Royalty Company Inc.

By:	/s/ Donald Sewell
Name:	Donald Sewell
Title:	President & Chief Financial Officer

Date: May 7, 2026